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                                                   WRITER'S INFORMATION

1251 Avenue of the Americas
New York, New York 10020-1104                      david.weiss@piperrudnick.com
www.piperrudnick.com                               PHONE (212) 835-6157
                                                   FAX   (212) 835-6001
PHONE (212) 835-6000
FAX   (212) 835-6001



                                     February 12, 2001



BY EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re:   Cover-All Technologies Inc. Withdrawal of
            Registration Statement on Form S-3 (File No. 333-68899)

Ladies and Gentlemen:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, we hereby request on behalf of our client, Cover-All Technologies Inc., a Delaware corporation (the "Company"), that the Company's Registration Statement on Form S-3 (File No. 333-68899), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement because the transaction for which registration was required has not and will not be completed.

      No securities were sold or will be sold under the Registration Statement.

     Should the staff of the Commission have any questions concerning the foregoing, please contact me at 212-835-6157 or Leonard Gubar at 212-835-6020 at this firm.
                                    Very truly yours,

                                    /s/ David E. Weiss

                                    David E. Weiss

DEW/db

cc:  John Roblin